FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January, 2007
Commission File Number: 000-29702
WEX Pharmaceuticals Inc.
(Exact name of registrant as specified in its charter)
Suite 1601 - 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☐
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

2/07	January 10, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
[Not for Dissemination in the United States]
OPTION AMENDMENTS APPROVED
Vancouver, BC (January 10, 2007) – WEX Pharmaceuticals Inc. (“WEX” or the “Company”) today announced that the Toronto Stock Exchange (the “TSX”) has conditionally approved certain amendments to the exercise prices and terms of 1,877,999 stock options (the “Prior Options”) that were previously granted to certain directors, employees and consultants who are non-insiders of the Company. These amendments to the Prior Options are intended to coincide with the Company’s planned rights offering to its existing shareholders (the “Rights Offering”) and will only be effective if the Rights Offering proceeds.
If the Rights Offering proceeds, documents regarding the Rights Offering should be mailed to shareholders in the first quarter of 2007, with the rights expected to be exercisable for a period which is not less than 21 days (the “Rights Offering Period”). WEX intends to grant shareholders of record as of the relevant date one right for each common share held. Five rights would entitle the holder thereof to acquire one common share at a subscription price per common share equal to the volume weighted average trading price of the Company’s shares on the Toronto Stock Exchange for the five trading days immediately preceding the date the Rights Offering is launched, less a discount of 20% (the “Rights Exercise Price”).
All of the Prior Options that were set to expire prior to the end of the Rights Offering Period will be extended so that they expire on the earlier of June 29, 2007 and the last day of the Rights Offering Period. Those Prior Options that expire after that date are not being extended.
During the Rights Offering Period, the exercise prices of the Prior Options will be temporarily reduced to the greater of the Rights Exercise Price and $0.195, which was the market price (calculated in accordance with the Company’s Stock Option Plan) of the Company’s common shares on December 19, 2006, the day prior to the amendments. After the Rights Offering Period, the exercise prices of those Prior Options that remain outstanding will revert back to their original exercise prices until their expiry.
The amendments to the Prior Options are intended to increase the likelihood that the Prior Options will be exercised, potentially resulting in additional capital being raised by the Company. For additional information regarding the amendments, please contact Helen Chai, Associate Manager, Corporate Communications, at 604-676-7910.

Due to regulatory concerns, WEX will not proceed with the warrant amendments described in the Company’s Management Proxy Circular for its Annual and Special Meeting of Shareholders that took place on September 29, 2006.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the proposed Rights Offering. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made numerous assumptions, including the implementation of the Rights Offering. Forward-looking statements and information are by their nature based on assumption and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks and uncertainties and other factors include, among other things, our ability to implement the Rights Offering. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
Suite 1601 – 700 West Pender Street
Vancouver, BC Canada V6C 1G8
Tel: (604) 683-8880 Toll Free: 1-800-722-7549 Fax: (604) 683-8868
NEWS RELEASE

1/07	January 9, 2007
Toronto Stock Exchange Trading Symbol: WXI
http://www.wexpharma.com
E-mail: wex@wexpharma.com
WEX CLOSES $1.575 MILLION PRIVATE PLACEMENT
Vancouver, BC (January 9, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to advise that it has successfully completed a previously announced private placement (the “Private Placement”) for total gross proceeds of $1,575,000.
These funds were raised by the Company issuing an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four month hold period expiring May 9, 2007.
A finder’s fee of 7% of the gross proceeds was paid to the finder. The Company intends to use the net proceeds of the Private Placement for general working capital.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumption and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks and uncertainties and other factors include, among other things, our ability to use the net proceeds of the Private Placement as currently intended. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

WEX PHARMACEUTICALS INC.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
WEX Pharmaceuticals Inc.
1601 – 700 West Pender Street
Vancouver, British Columbia, V6C 1G8

(The “Company”)
Item 2. Date of Material Change
January 9, 2007
Item 3. News Release
The news release dated January 9, 2007 was disseminated in Vancouver via CCN Matthews.
Item 4. Summary of Material Change
On January 9, 2007, WEX Pharmaceuticals Inc advises that it has successfully completed a previously announced private placement (the “Private Placement”) for total gross proceeds of $1,575,000.
Item 5. Description of Material Change
On January 9, 2007, WEX Pharmaceuticals Inc advises that it has successfully completed a previously announced private placement (the “Private Placement”) for total gross proceeds of $1,575,000
These funds were raised by the Company issuing an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four month hold period expiring May 9, 2007.
A finder’s fee of 7% of the gross proceeds was paid to the finder. The Company intends to use the net proceeds of the Private Placement for general working capital.
A copy of the press release is attached hereto as Schedule “A”.
Item 6. Reliance on 7.1(2) or (3) of National Instrument 51-102
Not applicable.

Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:
Edge Wang
Chief Executive Officer
(604) 683 8880
Item 9. Date of Report
January 19, 2007

WEX PHARMACEUTICALS INC.
By:	“Edge Wang”
	Name:	Edge Wang
	Title:	Chief Executive Officer

Schedule “A”
WEX CLOSES $1.575 MILLION PRIVATE PLACEMENT
Vancouver, BC (January 9, 2007) WEX Pharmaceuticals Inc. (“WEX” or the “Company”) is pleased to advise that it has successfully completed a previously announced private placement (the “Private Placement”) for total gross proceeds of $1,575,000.
These funds were raised by the Company issuing an aggregate of 8,750,000 common shares at a price of $0.18 per share, to three placees. The shares will be subject to a four month hold period expiring May 9, 2007.
A finder’s fee of 7% of the gross proceeds was paid to the finder. The Company intends to use the net proceeds of the Private Placement for general working capital.
About WEX Pharmaceuticals Inc.
WEX Pharmaceuticals Inc. is dedicated to the discovery, development, manufacture and commercialization of innovative drug products to treat pain. The Company’s principal business strategy is to derive drugs from naturally occurring toxins and develop proprietary products for the global market. The Company’s Chinese subsidiary sells generic products manufactured at its facility in China.
Forward Looking Statements and Information
Certain statements herein may contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements and information include but are not limited to statements or information about the Private Placement. Forward-looking statements or information appear in a number of places and can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. With respect to forward-looking statements and information contained herein, we have made certain assumptions. Forward-looking statements and information are by their nature based on assumption and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such risks and uncertainties and other factors include, among other things, our ability to use the net proceeds of the Private Placement as currently intended. See our annual information form and our quarterly and annual management’s discussion and analysis for additional information on risks and uncertainties relating to the forward-looking statement and information. There can be no assurance that forward-looking statements or information referenced herein will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Also, many of the factors are beyond the control of the Company. Accordingly, readers should not place undue reliance on forward-looking statements or information. All forward-looking statements and information made herein, are qualified by this cautionary statement.
For additional information on our products, visit us at www.wexpharma.com or call Dr. Edge Wang, President & CEO at 604-683-8880 or 1-800-722-7549.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEX Pharmaceuticals Inc.
Date: June 9, 2009	By:	/s/ Kwong Choo
		Name:	Kwong Choo
		Title:	Chief Financial Officer